      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 18, 2001

                                                      REGISTRATION NO. 333-57370
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                AMENDMENT NO. 1


                                       TO


                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                               EMULEX CORPORATION
       (EXACT NAME OF SMALL BUSINESS ISSUER AS SPECIFIED IN ITS CHARTER)

                             3535 HARBOR BOULEVARD
                          COSTA MESA, CALIFORNIA 92626
                                 (714) 662-5600
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                    DELAWARE                                        51-0300558
        (STATE OR OTHER JURISDICTION OF                          (I.R.S. EMPLOYER
         INCORPORATION OR ORGANIZATION)                       IDENTIFICATION NUMBER)

                                 PAUL F. FOLINO
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                               EMULEX CORPORATION
                             3535 HARBOR BOULEVARD
                          COSTA MESA, CALIFORNIA 92626
                                 (714) 662-5600
  (NAME AND ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA
                          CODE, OF AGENT FOR SERVICE)

                                    COPY TO:
                           ROBERT M. STEINBERG, ESQ.
                     JEFFER, MANGELS, BUTLER & MARMARO LLP
                      2121 AVENUE OF THE STARS, 10TH FLOOR
                         LOS ANGELES, CALIFORNIA 90067
                                 (310) 203-8080
                              FAX: (310) 203-0567

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
  As soon as practicable after this Registration Statement becomes effective.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: [X]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ____________

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ____________

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                        CALCULATION OF REGISTRATION FEE


----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------
                                        AMOUNT           PROPOSED MAXIMUM      PROPOSED MAXIMUM         AMOUNT OF
     TITLE OF EACH CLASS OF              TO BE            OFFERING PRICE          AGGREGATE           REGISTRATION
  SECURITIES TO BE REGISTERED        REGISTERED(2)         PER SHARE(3)       OFFERING PRICE(3)          FEE(3)
----------------------------------------------------------------------------------------------------------------------
Common Stock, $0.10 par
  value(1)......................   6,879,691 shares           $22.75             $156,512,970          $39,130.00
----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------


(1) Includes related preferred stock purchase rights issued pursuant to the Registrant's rights plan.

(2) This registration statement also shall cover any additional shares of common stock which become issuable in connection with the shares registered for sale hereby by reason of any stock dividend, stock split, recapitalization or other similar transaction effected without the receipt of consideration which results in an increase in the number of our outstanding shares of common stock.


(3) Fee paid previously and was estimated solely for purposes of calculating the registration fee. Fee calculation is based on the last sale price for the registrant's common stock as reported on the Nasdaq National Market on March 15, 2001 in accordance with Rule 457(c) under the Securities Act of 1933, as amended.


     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                6,879,691 Shares

                               EMULEX CORPORATION

                                  Common Stock

     The 6,879,691 shares of our common stock offered by this prospectus were originally issued by us in connection with our acquisition of Giganet, Inc. All the shares of our common stock offered by this prospectus may be resold from time to time by the selling stockholders. The shares were originally issued in a private placement offering made in reliance on Regulation D and/or Section 4(2) of the Securities Act of 1933, as amended. In connection with the acquisition of Giganet, Inc., we agreed to register the shares of our common stock offered by this prospectus.

     The prices at which the selling stockholders may sell the shares will be determined by the prevailing market price for the shares or in negotiated transactions. The selling stockholders' shares are not being underwritten and we will not receive any proceeds from the sale of the shares.


     Our common stock is quoted on the Nasdaq National Market under the symbol "EMLX." The last reported sale price of our common stock on the Nasdaq National Market on May 16, 2001 was $42.87 per share.


     INVESTING IN OUR COMMON STOCK INVOLVES RISKS. PROSPECTIVE PURCHASERS OF OUR SHARES SHOULD CAREFULLY READ THE RISK FACTORS BEGINNING ON PAGE 4 AND THE SECTIONS ENTITLED "RISK FACTORS" IN THE DOCUMENTS WE FILE WITH THE SECURITIES AND EXCHANGE COMMISSION THAT ARE INCORPORATED BY REFERENCE IN THIS PROSPECTUS.

     THE SECURITIES AND EXCHANGE COMMISSION AND STATE SECURITIES REGULATORS HAVE NOT APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


                  The date of this Prospectus is May 22, 2001.

                               TABLE OF CONTENTS


                                                              PAGE
                                                              ----
Where You Can Find More Information.........................    1
Incorporation of Certain Documents by Reference.............    1
The Company.................................................    2
Recent Developments.........................................    2
Risk Factors................................................    4
Selling Stockholders........................................   16
Plan of Distribution........................................   19
Use of Proceeds.............................................   21
Legal Matters...............................................   21
Experts.....................................................   21

                      WHERE YOU CAN FIND MORE INFORMATION


     We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission, or SEC. Our SEC filings are available to the public over the Internet at the SEC's website at http://www.sec.gov. You may read and copy any materials that we have filed with the Securities and Exchange Commission at its Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. You can obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.


     This prospectus is part of a registration statement on Form S-3 that we filed with the SEC and omits portions of the information contained in the registration statement as permitted by the SEC. Additional information regarding us and our common stock is contained in the registration statement. You can obtain a copy of the registration statement from the SEC at the street address or Internet site listed in the above paragraph.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE


     The SEC allows us to "incorporate by reference" into this prospectus the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus except for any information superseded by information contained directly in this prospectus or in later-filed documents incorporated by reference in this prospectus. We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, after the date of this prospectus and prior to the time that all of the securities offered by this prospectus are sold:


     - Our Annual Report on Form 10-K for the fiscal year ended July 2, 2000;


     - Our Quarterly Reports on Form 10-Q for the quarters ended October 1, 2000, December 31, 2000, and April 1, 2001;



     - Our Current Reports on Form 8-K, filed on December 21, 2000, and March 14, 2001, as amended;


     - The description of our common stock contained in our registration statement on Form 8-A filed March 28, 1983 pursuant to Section 12 of the Securities Exchange Act of 1934, including any amendments or reports filed for the purposes of updating such description;

     - The description of our preferred stock purchase rights contained in our Registration Statement on Form 8-A dated February 2, 1986, including any amendments or reports filed for the purposes of updating such description; and

     - Our Definitive Proxy Statement, filed October 16, 2000, relating to our annual meeting of stockholders held on November 16, 2000.

     A copy of these filings will be provided to you at no cost if you request them by writing or telephoning us at the following address:

          Emulex Corporation
          3535 Harbor Boulevard
          Costa Mesa, California 92626
          Attention: Investor Relations
          Phone: (714) 662-5600

     You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with information that is different from what is contained in this prospectus. We are not making an offer of these securities in any jurisdiction where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the cover of this prospectus.

                                  THE COMPANY

     We are a leading supplier and developer of storage and server networking host bus adapters based on both Fibre Channel and IP networking technologies. Storage networks provide data centers with high-speed, scalable, and highly available storage access. Server networks enable the creation of high-performance server clusters for database and transaction processing. Emulex's LightPulse(R) and Giganet(R) product families are based on internally developed ASIC, firmware and software technologies, and offer customers high performance, scalability, flexibility and reduced total cost of ownership.


     Our products have been selected by the world's leading server and storage providers, including Compaq, Dell, EMC, Fujitsu-Siemens, Groupe Bull, Hewlett-Packard, Hitachi Data Systems, IBM, NEC, Network Appliance and Unisys. In addition, we include industry leaders Brocade, INRANGE, Intel, Legato, McDATA, Microsoft and Veritas among our strategic partners. We market to OEMs and end users through our own worldwide selling organization, as well as our two-tier distribution partners, including ACAL, Avnet, Bell Microproducts, CTC, Info-X, Tech Data and TidalWire.


     Our principal executive offices are located at 3535 Harbor Boulevard, Costa Mesa, California 92626. Our telephone number is (714) 662-5600.

                              RECENT DEVELOPMENTS

ACQUISITION OF GIGANET, INC.


     On March 1, 2001, we completed the acquisition of Giganet, Inc. pursuant to the terms of an Agreement and Plan of Merger, dated December 7, 2000 (as amended by Amendment No. 1 thereto dated February 7, 2001), by and among Emulex, Giganet, GEMX Network Sub, Inc., a Massachusetts corporation and wholly-owned subsidiary of Emulex, and the Stockholder Representatives identified in the Agreement and Plan of Merger.


     As a result of the merger, GEMX Network Sub, Inc. merged with and into Giganet and Giganet became a wholly-owned subsidiary of ours.


     In connection with the merger, we issued an aggregate of 6,744,638 shares of our common stock in exchange for all of the outstanding shares of Giganet common stock and preferred stock. There will be 800,000 shares held in escrow for a period ending March 1, 2002 to secure indemnification obligations of Giganet under the terms of the merger agreement. In addition, we reserved for issuance an aggregate of approximately 1,250,000 shares of our common stock for issuance upon exercise of Giganet options and warrants assumed by us.



     The merger transaction has been accounted for under the purchase method of accounting. We incurred a one-time charge for purchased in-process research and development expenses of approximately $22.3 million related to the acquisition in our third fiscal quarter, ended April 1, 2001.


LEGAL PROCEEDINGS


     Beginning on or about February 20, 2001, we and certain of our officers and directors were named as defendants in securities class action lawsuits filed in the United States District Court, Central District of California. To our knowledge, approximately seven of these lawsuits have been filed. We expect that the cases will be consolidated, and that a consolidated complaint will be filed after the Court appoints a lead plaintiff. The plaintiffs in the actions purport to represent purchasers of our common stock during various periods ranging from January 18, 2001 through February 9, 2001. The complaints allege that we and certain of our officers and directors made misrepresentations and omissions in violation of sections 10(b) and 20(a) of the Securities Exchange Act of 1934. The complaints generally seek compensatory damages, costs and attorney's fees in an unspecified amount. As a result of these lawsuits, a number of derivative cases have been filed in California and Delaware alleging that certain officers and directors breached their fiduciary duties to us in connection with the events alleged in the class action lawsuits. We believe that the lawsuits are without legal merit and intend to defend them vigorously. However, because the lawsuits are at an early stage, it is not possible to predict whether we will incur any liability in connection with such lawsuits. We have received inquiries about the events giving rise to the lawsuits from the SEC and The Nasdaq Stock Market.

                                  RISK FACTORS

     You should carefully consider the risks described below. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our operations. If any of the following risks actually occur, our business, financial condition or results of operations could be materially and adversely affected. In such case, the trading price of our common stock could decline, and you may lose all or part of your investment. (All dollar amounts in this risk factors section are in thousands.)


OUR BUSINESS DEPENDS UPON THE CONTINUED DEVELOPMENT OF THE STORAGE NETWORKING MARKET, AND OUR REVENUES WILL BE LIMITED IF SUCH DEVELOPMENT DOES NOT OCCUR OR OCCURS MORE SLOWLY THAN WE ANTICIPATE.



     The size of our potential market is dependent upon the broad acceptance of our storage networking technologies as alternatives to other technologies traditionally utilized for network and storage communications. The storage networking market, while rapidly evolving and attracting an increasing number of market participants, is still at an early stage of deployment. We believe the market will continue to expand and that our investment in the storage networking market represents our greatest opportunity for revenue growth and profitability in the future. However, we cannot be certain that our products will gain broader market acceptance or that customers will choose our technology and products. Among our networking products, Fibre Channel products accounted for 95 percent and IP Storage Networking products accounted for less than one percent of total net revenues for the nine months ended April 1, 2001. If the storage networking market fails to develop, develops more slowly than anticipated, attracts more competitors than we expect (as discussed below), or if our products do not achieve market acceptance, our business, results of operations and financial condition would be materially adversely affected.



     Alternative existing technologies such as Small Computers Systems Interface, or SCSI, compete with our Fibre Channel and IP Storage Networking technologies for customers. Some SCSI technology companies already have well-established relationships with our current and potential customers, have extensive knowledge of the markets we serve and have better name recognition and more extensive development, sales and marketing resources than we have. Our success also depends both on our own ability and on the ability of our OEM customers to develop solutions that are competitive with legacy technologies. However, ultimately, our business depends upon our ability, along with the ability of our OEM customers, to convince end users to adopt our storage networking technology.



     While we have secured numerous design wins for our storage networking products from OEM customers, several of these customers are still at the early stages incorporating storage networking products throughout their product offerings. If our customers are unable to or otherwise do not ship systems that incorporate our products, or if their shipped systems are not commercially successful, our business, results of operations and financial condition would be materially adversely affected.


OUR OPERATING RESULTS ARE DIFFICULT TO FORECAST AND MAY BE ADVERSELY AFFECTED BY MANY FACTORS.

     Our revenues and results of operations have varied on a quarterly basis in the past and potentially may vary significantly in the future. Accordingly, we believe that period-to-period comparisons of our results of operations are not necessarily meaningful, and you should not rely on such comparisons as indications of our future performance. Our revenues and results of operations are difficult to forecast and could be adversely affected by many factors, including, among others:

     - The size, timing and terms of customer orders;

     - The relatively long sales and deployment cycles for our products, particularly those sold through our OEM sales channels;

     - Changes in our operating expenses;

     - Our ability to develop and market new products;

     - The ability of our contract manufacturers to produce and distribute our products in a timely fashion;

     - Integration of additional contract manufacturers or additional sites of our current contract manufacturers;


     - Component shortages experienced by us, or reduced demand from our customers if our customers are unable to acquire the components used in conjunction with our products in their deployments;


     - The market acceptance of our new products;

     - The timing of the introduction or enhancement of products by us, our OEM customers and our competitors;

     - The level of product and price competition;

     - Our ability to expand our relationships with OEMs and distributors;

     - Activities of, and acquisitions by, our competitors;

     - Acquisitions or strategic investments made by us;

     - Changes in technology, industry standards or consumer preferences;

     - Increases in interest rates;

     - Changes in the mix of sales channels;

     - The level of international sales;

     - Seasonality;

     - Personnel changes;


     - Changes in customer budgeting and spending;


     - Foreign currency exchange rates;

     - Difficulties with the implementation of a new Enterprise Resource Planning (ERP) System; and

     - General economic conditions.

As a result of these and other factors, our business, results of operations and financial condition could be materially adversely affected.


     There are other factors that contribute to the variability of our sales as well. Historically, we have generally shipped products quickly after we receive orders, meaning that we do not always have a significant backlog of unfilled orders. As a result, our revenues in a given quarter may depend substantially on orders booked in that quarter. Alternatively, orders already in backlog may be deferred or cancelled. As of April 1, 2001, we had $55,743 of total backlog (orders scheduled to ship within 180 days), of which $55,567 was for Fibre Channel products. These amounts are not necessarily indicative of the results that may be expected for any future quarter or the fiscal year ending July 1, 2001. Also, we have typically generated a large percentage of our quarterly revenues in the last month of the quarter. Additionally, individual OEM customer purchases can vary significantly from quarter to quarter.


     A decrease in the number of orders we receive is likely to adversely and disproportionately affect our quarterly results of operations. This is because our expense levels are partially based on our expectations of future sales and our expenses may be disproportionately large as compared to sales in a quarter with reduced orders. Hence, we may be unable to adjust spending in a timely manner to compensate for any unexpected revenue shortfall. Any shortfall in sales in relation to our quarterly expectations or any delay of customer orders would likely have an immediate and adverse impact on our business, quarterly results of operations and financial condition.

WE HAVE EXPERIENCED LOSSES IN OUR HISTORY.



     We have experienced losses in our history, most recently a net loss of $24,495 for the three months ended April 1, 2001 and a net loss of $10,838 for the fiscal year ended June 28, 1998. The net loss for the three months ended April 1, 2001, included $22,280 of in-process research and development expenses and $13,150 of amortization of intangible assets that were related to the acquisition of Giganet, Inc. The net loss for the fiscal year ended June 28, 1998 included $12,545 of consolidation charges related to the closure of our Puerto Rico manufacturing operations and selected sales offices. While we have generated net income for 16 of the last 18 quarters through the quarter ended April 1, 2001, we cannot be certain that revenues will remain at current levels or improve or that we will be profitable at such revenue levels.


THE LOSS OF ONE OR MORE CUSTOMERS COULD HARM OUR REVENUES.


     For the nine months ended April 1, 2001, direct sales to Compaq represented 27 percent of our net revenues. Additionally, direct sales to IBM were 18 percent, and direct sales to EMC were 13 percent of our total net revenues. Also, some of our larger OEM customers purchased our products indirectly through distributors, resellers or other third parties. Total net revenues, including direct sales to our customers and their customer-specific models purchased indirectly through other distribution channels, amounted to 28 percent of our total net revenues for IBM, 27 percent for Compaq, and 21 percent for EMC for the nine months ended April 1, 2001. For the comparable period in fiscal 2000, direct sales to Compaq were 20 percent, direct sales to EMC accounted for 17 percent, direct sales to IBM represented 15 percent, and direct sales to Avnet accounted for 13 percent of our total net revenues. Total net revenues, including direct sales to our customers and their customer specific models purchased indirectly through other distribution channels, amounted to 24 percent of our total net revenues for Compaq, 21 percent for EMC, and 17 percent for IBM for the nine months ended April 1, 2001. Direct sales to our top five customers accounted for 72 percent of total net revenues for the nine months ended April 1, 2001, and 73 percent of total net revenues for the comparable period in fiscal 2000. Although we have attempted to expand our base of customers, we believe our revenues in the future will continue to be similarly derived from a limited number of customers, especially given the consolidation the industry has recently experienced.


THE FAILURE OF ONE OR MORE OF OUR SIGNIFICANT CUSTOMERS TO MAKE PAYMENTS COULD ADVERSELY AFFECT OUR BUSINESS.


     We are subject to credit risk associated with the concentration of our accounts receivable from our customers. Although our days sales outstanding, or DSOs, were 41 days at April 1, 2001, there can be no assurance they will remain at this level. If we were to lose one of our current significant customers or did not receive their payments due to us, we could experience a material adverse effect on our business, results of operations and financial condition.


THE LOSS OF ONE OR MORE OF OUR OEM OR DISTRIBUTOR CUSTOMERS COULD ADVERSELY AFFECT OUR BUSINESS.


     We rely almost exclusively on OEMs and sales through distribution channels for our revenue. For the nine months ended April 1, 2001, we derived approximately 84 percent of our net revenues from OEMs and 16 percent from sales through distribution. For the comparable period in fiscal 2000, we derived approximately 72 percent of our net revenues from OEMs and 27 percent from distribution sales. We cannot be certain that we will retain our current OEM and distributor customers or that we will be able to recruit additional or replacement customers. As is common in an emerging technology industry, our agreements with OEMs and distributors are typically non-exclusive, have no volume commitments, and often may be terminated by either party without cause. Indeed, many of our OEM and distributor customers carry or utilize competing product lines. If we were to suddenly lose one or more important OEM or distributor customers to a competitor, our business, results of operations and financial condition could be materially adversely affected.

A SIGNIFICANT DECREASE OR DELAY IN ORDERS FROM ONE OR MORE OF OUR CUSTOMERS COULD ADVERSELY AFFECT OUR BUSINESS.



     During the three months ended April 1, 2001, we experienced a downturn in Fibre Channel host bus adapter demand first evidenced by order deferrals disclosed by us in early February 2001. As of April 1, 2001, we had $55,743 total backlog compared to $80,640 of total backlog as of December 31, 2000. In the event such deferrals continue or accelerate, our business, results of operations and financial condition could be materially adversely affected.


SOME OF OUR SUPPLIERS OR OUR OEM CUSTOMERS COULD BECOME COMPETITORS.

     Some of our suppliers or our OEM customers currently have, and others could develop, products internally that would replace our products. The resulting production delays or reductions in sales of our products could have a material adverse effect on our business, results of operations and financial condition.

OUR INDUSTRY IS SUBJECT TO RAPID TECHNOLOGICAL CHANGE, AND WE MUST KEEP PACE WITH THE CHANGES TO SUCCESSFULLY COMPETE.


     The markets for our products are characterized by rapidly changing technology, evolving industry standards and the frequent introduction of new products and enhancements. Our future success depends in a large part on our ability to enhance our existing products and to introduce new products on a timely basis to meet changes in customer preferences and evolving industry standards. Currently, proposed new technologies such as Infiniband, iSCSI, PCI-X, SCSI over IP ("SOIP") and Virtual Interface ("VI") are still in the early development stages and it is impossible to know what the end technology will provide. We cannot be certain that we will be successful in developing, manufacturing and marketing new products or product enhancements that respond to such changes in a timely manner and achieve market acceptance. We also cannot be certain that we will be able to develop the underlying core technologies necessary to create new products and enhancements, or that we will be able to license the core technologies from third parties.



     A key element of our business strategy is to develop multiple ASICs in order to increase system performance and reduce manufacturing costs, thereby enhancing the price/performance of our products. We cannot be certain that we will be successful at developing and incorporating ASICs effectively and in a timely manner. Furthermore, as our customers migrate from one platform to the enhanced price/performance of the next platform, we may experience reduced revenue, gross profit and gross margin levels associated with lower average selling prices and higher relative product costs associated with improved performance. Additionally, changes in technology and consumer preference could potentially render our current products uncompetitive or obsolete. If we are unable, for technological or other reasons, to develop new products or enhance existing products in a timely and cost-effective manner in response to technological and market changes, our business, results of operations and financial condition would be materially adversely affected.


THE FAILURE OF OUR OEM CUSTOMERS TO KEEP UP WITH RAPID TECHNOLOGICAL CHANGE COULD ADVERSELY AFFECT OUR BUSINESS.

     Our revenues depend significantly upon the ability and willingness of our OEM customers to develop, promote and deliver, on a timely basis, products that incorporate our technology. The ability and willingness of OEM customers to develop, promote and deliver such products is based upon a number of factors, such as:

     - The timely development by us and our OEM customers of new products with new functionality, increased speed and enhanced performance at acceptable prices;

     - The development costs facing our OEM customers;

     - The compatibility of new products with both existing and emerging industry standards;

     - Technological advances;

     - The ability to acquire all required components;

     - Intellectual property issues; and

     - Competition in general.

We cannot be certain of the ability or willingness of our OEM customers to continue developing, marketing and selling products that incorporate our technology. Our business is dependent on our relationships with our OEM and distributor customers, so the inability or unwillingness of any of our significant customers to develop or promote products that use our technology would have a material adverse effect on our business, results of operations and financial condition.

OUR MARKETS ARE HIGHLY COMPETITIVE.


     The markets for our products are highly competitive and are characterized by rapid technological advances, price erosion, frequent new product introductions and evolving industry standards. Our current and potential competition consists of major domestic and international companies, many of which have substantially greater financial, technical, marketing and distribution resources than we have. We also expect that an increasing number of companies will enter the markets for our storage networking products. Furthermore, larger companies in other related industries may develop or acquire technologies and apply their significant resources, such as distribution channels and brand recognition, to acquire significant market share. Emerging companies attempting to obtain a share of the existing markets act as potential competition as well. Additionally, our competitors continue to introduce products with improved price/performance characteristics, and we will have to do the same to remain competitive. Increased competition could result in significant price competition, reduced revenues, lower profit margins or loss of market share, any of which would have a material adverse effect on our business, results of operations and financial condition. In the storage networking market, we compete primarily against Adaptec, Alacritech, Agilent, Intel, JNI, LSI Logic, QLogic and, to a lesser extent, several smaller companies. We cannot be certain that we will be able to compete successfully against either current or potential competitors in the future.


     As is common in an emerging technology industry with non-exclusive development arrangements, many of our OEM customers arrange second source agreements to meet their requirements. Furthermore, in the future, our OEM customers may develop products that compete with ours or purchase such products from our competitors and may terminate their relationships with us as a result.


A DECREASE IN THE AVERAGE UNIT SELLING PRICES OF OUR FIBRE CHANNEL PRODUCTS COULD ADVERSELY AFFECT OUR BUSINESS.



     Since we first introduced our first Fibre Channel products, we have experienced downward pressure on their average unit selling prices. To the extent that average unit selling prices of our Fibre Channel products decrease without a corresponding decrease in the costs of such products, our gross margins and financial performance could be materially adversely affected.


DELAYS IN PRODUCT DEVELOPMENT COULD ADVERSELY AFFECT OUR BUSINESS.

     We have experienced delays in product development in the past and may experience similar delays in the future. Given the short product life cycles in the markets for our products, any delay or unanticipated difficulty associated with new product introductions or product enhancements could have a material adverse effect on our business, results of operations and financial condition. Prior delays have resulted from numerous factors, such as:

     - Changing OEM product specifications;

     - Difficulties in hiring and retaining necessary personnel;

     - Difficulties in reallocating engineering resources and other resource limitations;

     - Difficulties with independent contractors;

     - Changing market or competitive product requirements;

     - Unanticipated engineering complexity;

     - Undetected errors or failures in software and hardware; and

     - Delays in the acceptance or shipment of products by OEM customers.

OUR JOINT DEVELOPMENT ACTIVITIES MAY RESULT IN PRODUCTS THAT ARE NOT COMMERCIALLY SUCCESSFUL OR THAT ARE NOT AVAILABLE IN A TIMELY FASHION.

     We have engaged in joint development projects with third parties in the past and we expect to continue doing so in the future. Joint development creates several risks for us, including the loss of control over development of aspects of the jointly-developed products and over the timing of product availability. Accordingly, we face the risk that joint development activities will result in products that are not commercially successful or that are not available in a timely fashion.

THE LOSS OF THIRD-PARTY SUPPLIERS OR OUR CONTRACT MANUFACTURERS COULD ADVERSELY AFFECT OUR BUSINESS.

     We rely on third-party suppliers for components that are used in our products, and we have experienced delays or difficulty in securing components in the past. Delays or difficulty in securing components may be caused by numerous factors including, but not limited to:

     - Discontinued production by a vendor;

     - Undetected errors or failures;

     - Natural disasters;

     - Disruption in shipping channels;

     - Difficulties associated with foreign operations; and

     - Market shortages.

Additionally, key components that we use in our products may only be available from single sources with which we do not have long-term contracts. For example, Intel is currently our sole supplier for microprocessors used in our Fibre Channel products, and IBM is currently our sole supplier for components that enable some of our older-generation Fibre Channel products to connect to networks. In addition, we design our own semiconductors that are embedded in our traditional networking and Fibre Channel products, and these are manufactured by third-party semiconductor foundries such as Chip Express, LSI Logic and QuickLogic. In addition to hardware, we design software to provide functionality to our hardware products. We also license software from third party providers for use with our traditional networking products. Most of these providers are the sole source for this software.


     Because we outsource the production of our products to contract manufacturers, K*TEC Electronics and Manufacturers Services LTD, or MSL, we only manage the supply of a small number of our product components. K*TEC Electronics manufacturers for us within the United States, while MSL manufactures for us both in Europe, at their Global Manufacturing Services production facility in Valencia, Spain, and in the United States. Currently, we rely upon K*TEC Electronics and MSL to complete the majority of the component purchases for our products. Consequently, we cannot be certain that the necessary components will be available to meet our future requirements at favorable prices, if at all. Moreover, because we rely upon K*TEC Electronics and MSL to manufacture, store and ship our products, if K*TEC Electronics or MSL is unable or unwilling to complete production runs for us in the future, or experiences any significant delays in completing production runs or shipping product, the manufacturing and sale of our products would be temporarily suspended. An interruption in supply of our products and the cost of qualifying and shifting production to an alternative manufacturing facility would have a material adverse effect on our business, results of operations and financial condition.

A DECREASE IN THE DEMAND FOR HIGH PERFORMANCE COMPUTER AND STORAGE SYSTEMS COULD ADVERSELY AFFECT OUR BUSINESS.

     A significant portion of our products are currently used in high-performance computer and storage systems. Our Fibre Channel growth has been supported by increasing demand for sophisticated networking and data storage solutions that support enterprise computing requirements, including on-line transaction processing, data mining, data warehousing, multimedia and Internet applications. Should there be a slowing in the growth of demand for such systems, our business, results of operations and financial condition could be materially adversely affected.

THE INADEQUACY OF OUR INTELLECTUAL PROPERTY PROTECTIONS COULD ADVERSELY AFFECT OUR BUSINESS.

     We believe that our continued success depends primarily on continuing innovation, marketing and technical expertise, as well as the quality of product support and customer relations. At the same time, our success is partially dependent on the proprietary technology contained in our products. We currently rely on a combination of patents, copyrights, trademarks, trade secret laws and contractual provisions to establish and protect our intellectual property rights in our products.

     We cannot be certain that the steps we take to protect our intellectual property will adequately protect our proprietary rights, that others will not independently develop or otherwise acquire equivalent or superior technology, or that we can maintain such technology as trade secrets. In addition, the laws of some of the countries in which our products are or may be developed, manufactured or sold may not protect our products and intellectual property rights to the same extent as the laws of the United States or at all. Our failure to protect our intellectual property rights could have a material adverse effect on our business, results of operations and financial condition.

THIRD-PARTY CLAIMS OF INTELLECTUAL PROPERTY INFRINGEMENT COULD ADVERSELY AFFECT OUR BUSINESS.

     We believe that our products and technology do not infringe on the intellectual property rights of others or upon intellectual property rights that may be granted in the future pursuant to pending applications. We occasionally receive communications from third parties alleging patent infringement, and there is always the chance that third parties may assert infringement claims against us. Any such claims, with or without merit, could result in costly litigation, cause product shipment delays or require us to enter into royalty or licensing agreements. However, we have in the past, and may be required in the future, to obtain licenses of technology owned by other parties. We cannot be certain that the necessary licenses will be available or that they can be obtained on commercially reasonable terms. If we were to fail to obtain such royalty or licensing agreements in a timely manner and on reasonable terms, our business, results of operations and financial condition would be materially adversely affected.

THE LOSS OF KEY TECHNICAL PERSONNEL COULD ADVERSELY AFFECT OUR BUSINESS.


     Our success depends to a significant degree upon the performance and continued service of engineers involved in the development of our storage networking technologies and technical support of our storage networking products and customers. Our future success depends upon our ability to attract, train and retain such personnel. We will need to increase the number of technical staff members with experience in high-speed networking applications as we further develop our storage networking product lines. Competition for such highly skilled employees in our local community as well as our industry is intense, and we cannot be certain that we will be successful in recruiting and retaining such personnel. In addition, employees may leave our company and subsequently compete against us. If we are unable to attract new technical employees, or are unable to retain our current key technical employees, our business, results of operations and financial condition could be materially adversely affected.


OUR INTERNATIONAL BUSINESS ACTIVITIES SUBJECT US TO RISKS THAT COULD ADVERSELY AFFECT OUR BUSINESS.


     For the nine months ended April 1, 2001, sales in the United States accounted for 62 percent of our total net revenues, sales in Europe accounted for 34 percent of our total net revenues, and sales in the

Pacific Rim countries accounted for four percent of our total net revenues. During the comparable nine months in fiscal 2000, sales in the United States accounted for 70 percent of total net revenues, sales in Europe accounted for 26 percent of our total net revenues, and sales in the Pacific Rim countries accounted for four percent of our total net revenues. We expect that sales in the United States and Europe will continue to account for the substantial majority of our net revenues for the foreseeable future. All of our sales are currently denominated in U.S. dollars. As a result, if the value of the U.S. dollar increases relative to foreign currencies, our products could become less competitive in international markets. Additionally, some of our products are produced at Global Manufacturing Services, a MSL production facility, in Valencia, Spain.



     We encounter risks inherent in international operations. Our international business activities could be limited or disrupted by any of the following factors:


     - The imposition of governmental controls and regulatory requirements;

     - The costs and risks of localizing products for foreign countries;

     - Restrictions on the export of technology;

     - Financial and stock market dislocations;

     - Increases in interest rates;

     - Longer accounts receivable payment cycles;

     - Potentially adverse tax consequences;

     - The burden of complying with a wide variety of foreign laws;


     - Changes in the value of local currencies relative to our functional currency;



     - Trade restrictions;



     - Changes in tariffs; and



     - General economic and social conditions within foreign countries.


In addition, the revenues we earn in various countries in which we do business may be subject to taxation by more than one jurisdiction, thereby adversely affecting our earnings. These factors could harm future sales of our products to international customers and have a material adverse effect on our business, results of operations and financial condition.

EXPORT RESTRICTIONS MAY ADVERSELY AFFECT OUR BUSINESS.

     Our Fibre Channel products are subject to U.S. Department of Commerce export control restrictions. Neither we nor our customers may export such products without obtaining an export license. These U.S. export laws also prohibit the export of our Fibre Channel products to a number of countries deemed by the United States to be hostile. These restrictions may make foreign competitors facing less stringent controls on their products more competitive in the global market than we or our Fibre Channel customers are. The U.S. government may not approve any pending or future export license requests. In addition, the list of products and countries for which export approval is required, and the regulatory policies with respect thereto, could be revised. The sale of our Fibre Channel products could be harmed by our failure or the failure of our customers to obtain the required licenses or by the costs of compliance.

WE MAY NEED ADDITIONAL CAPITAL IN THE FUTURE AND SUCH ADDITIONAL FINANCING MAY NOT BE AVAILABLE.

     We currently anticipate that our available cash resources will be sufficient to meet our expected working capital and capital expenditure requirements for at least the next 12 months. However, we cannot assure you that such resources will be sufficient for anticipated or unanticipated working capital and capital expenditure requirements. We may need to raise additional funds through public or private debt or equity financings in order to:

     - Take advantage of unanticipated opportunities, including more rapid international expansion or acquisitions of complementary businesses or technologies;

     - Develop new products or services; or

     - Respond to unanticipated competitive pressures.

We may also raise additional funds through public or private debt or equity financings if such financings become available on favorable terms. We cannot assure you that any additional financing we may need will be available on terms favorable to us, or at all. If adequate funds are not available or are not available on acceptable terms, we may not be able to take advantage of unanticipated opportunities, develop new products or services or otherwise respond to unanticipated competitive pressures. In any such case, our business, results of operations and financial condition could be materially adversely affected.


POTENTIAL ACQUISITIONS OR STRATEGIC INVESTMENTS MAY BE MORE COSTLY OR LESS PROFITABLE THAN ANTICIPATED AND MAY ADVERSELY AFFECT THE PRICE OF OUR COMPANY STOCK.



     In addition to the risks related to our merger with Giganet, Inc., we may pursue additional acquisitions or strategic investments that could provide new technologies, products or service offerings. Future acquisitions or strategic investments may involve the use of significant amounts of cash, potentially dilutive issuances of equity or equity-linked securities, incurrence of debt and amortization of expenses related to goodwill and other intangible assets. Moreover, to the extent that any acquisition or strategic investment is not favorably received by stockholders, analysts and others in the investment community, the price of our common stock could be adversely affected. In addition, acquisitions or strategic investments involve numerous risks, including:



     - Difficulties in the assimilation of the operations, technologies, products and personnel of the acquired company;



     - The diversion of management's attention from other business concerns;



     - Risks of entering markets in which we have no or limited prior experience; and



     - The potential loss of key employees of the acquired company.



In the event that an acquisition or strategic investment does occur and we are unable to successfully integrate operations, technologies, products or personnel that we acquire, our business, results of operations and financial condition could be materially adversely affected.



OUR STOCK PRICE IS VOLATILE, WHICH HAS AND MAY RESULT IN LAWSUITS AGAINST US AND OUR OFFICERS AND DIRECTORS.


     The stock market in general, and the stock prices of technology-based companies in particular, have experienced extreme volatility that often has been unrelated to the operating performance of any specific public company. The market price of our common stock has fluctuated in the past and is likely to fluctuate in the future as well. Factors which could have a significant impact on the market price of our common stock include, but are not limited to, the following:

     - Quarterly variations in operating results;

     - Announcements of new products by us or our competitors;

     - The gain or loss of significant customers;

     - Changes in analysts' earnings estimates;

     - Rumors or dissemination of false information;

     - Pricing pressures;

     - Short selling of our common stock;

     - General conditions in the computer, storage or communications markets; or

     - Events affecting other companies that investors deem to be comparable to us.

In the past, companies that have experienced volatility in the market price of their stock have been the object of securities class action litigation. In this regard, we and certain of our officers and directors have been named as defendants in securities class action lawsuits filed in the United States District Court, Central District of California. Such lawsuits allege that we and certain of our officers and directors made misrepresentations and omissions in violation of sections 10(b) and 20(a) of the Securities Exchange Act of 1934. As a result of these lawsuits, a number of derivative cases have been filed in California and Delaware alleging that certain officers and directors breached their fiduciary duties to us in connection with the events alleged in the class action lawsuits. The complaints generally seek compensatory damages, costs and attorney's fees in an unspecified amount. Such litigation could result in substantial costs to us and a diversion of our management's attention and resources. While we believe that the lawsuits are without legal merit and intend to defend them vigorously, because the lawsuits are at an early stage, it is not possible to predict whether we will incur any material liability in connection with such lawsuits. The Company has received inquiries about the events giving rise to the lawsuits from the SEC and the Nasdaq Stock Market.


ALTHOUGH WE EXPECT THAT OUR MERGER WITH GIGANET WILL RESULT IN BENEFITS, THOSE BENEFITS MAY NOT BE REALIZED AND OUR STOCK PRICE MAY DECLINE AS A RESULT.

     On March 1, 2001, we completed the acquisition of Giganet, Inc. Achieving the benefits of the merger will depend in part on our ability to integrate the technology, operations and personnel of the two companies in a timely and efficient manner so as to minimize the risk that the merger will result in the loss of customers or key employees. Integrating Emulex and Giganet will be a complex, time consuming and expensive process and may disrupt Emulex's and Giganet's business if not completed in a timely and efficient manner.

     Integrating two companies like Emulex and Giganet involves a number of risks, including:

     - diverting management's attention from ongoing operations;

     - difficulties and expenses in combining the operations, technology and systems of the two companies;

     - difficulties and expenses in assimilating and retaining employees, including integrating teams that have not previously worked together;

     - difficulties in creating and maintaining uniform standards, controls, procedures and policies;

     - different geographic locations of the principal operations of Emulex and Giganet;

     - challenges in attracting new customers;

     - difficulties in demonstrating to existing customers that the merger will not result in adverse changes to product quality, lead time for product deliveries or customer service standards; and

     - potential adverse short-term effects on operating results, primarily as a result of increased costs resulting from the integration of the operations of the two companies.

We may not be able to successfully integrate the operations of Giganet or realize any of the anticipated benefits of a merger. A failure to do so could have a material adverse effect on Emulex's business, financial condition and operating results.


THE MARKET PRICE OF OUR COMMON STOCK MAY DECLINE AS A RESULT OF THE MERGER.



     The market price of our common stock may decline as a result of the merger if:



     - the integration of Emulex and Giganet is unsuccessful;



     - we do not achieve the perceived benefits of the merger as rapidly or to the extent anticipated by financial analysts or investors; or



     - the effect of the merger on our financial results is not consistent with the expectations of financial analysts or investors.

THE PURCHASE ACCOUNTING TREATMENT OF THE MERGER OF GIGANET RESULTED IN A SIZABLE ONE-TIME IN-PROCESS RESEARCH AND DEVELOPMENT CHARGE, AND WILL RESULT IN SIZABLE RECURRING AMORTIZATION CHARGES FOR ACQUISITION-RELATED INTANGIBLES AND OTHER ITEMS, WHICH WILL LIKELY GENERATE NET LOSSES FOR US AFTER THE COMPLETION OF THE MERGER.



     We incurred a one-time charge of $22,280 for in-process research and development upon the close of the merger, which negatively impacted our results of operations for the three months ended April 1, 2001. In addition, we expect to incur recurring merger-related expenses associated with the amortization of goodwill and other intangibles, as well as noncash compensation charges arising out of Giganet options assumed by the Company. The valuation of the merger was $691 million, a valuation that resulted in $645 million of goodwill and other intangibles related to the merger. We are amortizing these intangibles over periods of two to seven years, and the resulting recurring quarterly charges are expected to approximate or exceed our current level of pretax earnings, potentially generating a net loss for us in upcoming quarters.


COMPETITORS OF EMULEX AND GIGANET MAY INCREASE THEIR COMPETITIVE PRESSURES ON THE INTEGRATED BUSINESSES, OR MAKE ANNOUNCEMENTS CHALLENGING THE EXPECTED BENEFITS OF THE MERGER, CAUSING OUR STOCK PRICE TO DECLINE.


     As integrated businesses, Emulex and Giganet will face the combined competitive pressure from existing competitors of both companies. Some of these competitors may see the integrated businesses as a new threat and exert greater competitive pressures than either company faced previously. Some competitors may join together, through agreements or acquisitions, to face the challenge or perceived challenge that the merger presents. If we are not able to adequately respond to this increased competition, the companies' integrated businesses, financial conditions and operating results would be adversely affected.


     In addition, competitors may make public announcements that challenge or question our expectation that the merger will result in benefits. Such announcements could cause our stock price to decline. In addition, if such announcements require a response from us, such announcements could disrupt and delay our attempts to integrate the two companies, which could have a material adverse effect on our business, financial condition and operating results.


OUR CORPORATE OFFICES AND PRINCIPAL PRODUCT DEVELOPMENT FACILITIES ARE LOCATED IN A REGION THAT IS SUBJECT TO EARTHQUAKES AND OTHER NATURAL DISASTERS.


     Our California facilities, including our corporate offices and principal product development facilities, are located near major earthquake faults. The Company is not specifically insured for earthquakes, or other such natural disasters. Any personal injury or damage to the facilities as a result of such occurrences could have a material adverse effect on the Company's business, results of operations and financial condition.

WE DO NOT PLAN TO PAY CASH DIVIDENDS ON OUR COMMON STOCK.

     We have never paid cash dividends on our common stock and do not anticipate paying any cash dividends in the foreseeable future. We intend to retain future earnings, if any, to finance the growth and expansion of our business and for general corporate purposes.

OUR STOCKHOLDER RIGHTS PLAN, CERTIFICATE OF INCORPORATION AND DELAWARE LAW COULD ADVERSELY AFFECT THE PERFORMANCE OF OUR STOCK.

     Our stockholder rights plan and provisions of our certificate of incorporation and of the Delaware General Corporation Law could make it more difficult for a third party to acquire us, even if doing so would be beneficial to our stockholders. The stockholder rights plan and these provisions of our certificate of incorporation and Delaware law are intended to encourage potential acquirers to negotiate with us and allow our board of directors the opportunity to consider alternative proposals in the interest of maximizing stockholder value. However, such provisions may also discourage acquisition proposals or delay or prevent a change in control, which could harm our stock price. You should read Note 8 to the Consolidated

Financial Statements contained in our most recently filed Form 10-K, our certificate of incorporation and Delaware law for more information on the anti-takeover effects of provisions of our stockholder rights plan.

                              SELLING STOCKHOLDERS

     The following table sets forth


     - the number of shares of our common stock that, to our knowledge, were beneficially owned by each of the selling stockholders as of May 15, 2001;



     - the percentage of outstanding shares of our common stock represented by that number of shares based on 81,698,363 issued and outstanding shares of our common stock as of May 10, 2001 (after giving effect to the acquisition of Giganet, Inc.); and


     - the number of shares of our common stock registered for resale pursuant to this prospectus.

No estimate can be given as to the amount of our common stock that will be held by the selling stockholders after completion of this offering because the selling stockholders may offer all or some of our common stock and because there are currently no agreements, arrangements or understandings with respect to the sale of any of our common stock.

     Except as otherwise indicated below, none of the selling stockholders has had a material relationship with us within the past three years other than as a result of the ownership of our common stock or options to purchase common stock or as a result of their employment with us as of and after the date of the closing of the acquisition of Giganet, Inc. Cornelius A. Ferris has been appointed to serve as a member of our Board of Directors effective March 2, 2001.

     The shares offered by this prospectus may be offered from time to time by the selling stockholders named below:


                                                           SHARES
                                                        BENEFICIALLY
                                                        OWNED BEFORE
                                                          OFFERING      PERCENTAGE OF    SHARES BEING
             NAME OF SELLING STOCKHOLDER                 (1)(2)(3)      OWNERSHIP(4)       OFFERED
             ---------------------------                ------------    -------------    ------------
James P. Antes........................................      5,958              *             5,958
Frederick B. Bamber...................................     11,714              *            11,714
Arthur J. Beaverson...................................      1,029              *             1,029
Magdelan Fryatt.......................................         17              *                17
Linda K. Boyle........................................        128              *               128
Brian Corporation.....................................     13,914              *            13,914
Linda C. Cafferty.....................................      7,174              *             7,174
Patrick Chao..........................................        370              *               370
Christian & Timbers...................................      8,972              *             8,972
Henry Crouse..........................................     30,035              *            30,035
John A. Curcio........................................        107              *               107
The Dana-Farber Cancer Institute......................        429              *               429
Allen Davis...........................................      4,827              *             4,827
Dell USA L.P. ........................................    312,363              *           312,363
Raymond F. Demeo......................................        643              *               643
Peter J. Desnoyers....................................      5,838              *             5,838
Rupen and Meara Dolasia...............................     18,102              *            18,102
James M. Doyle........................................        370              *               370
Steven A. Duplessie and Jessica L. Duplessie..........      1,609                            1,609
David L. Fair.........................................      8,045              *             8,045
Donald David Faulkner, II.............................        643              *               643
Linda M. Faust........................................      7,619              *             7,619
Cornelius A. Ferris...................................    272,404              *           272,404
Donald Nash, Al Davis and First Republic Bank,
  Trustees, The Ferris Trust f/b/o David M. Ferris....     12,872              *            12,872

                                                           SHARES
                                                        BENEFICIALLY
                                                        OWNED BEFORE
                                                          OFFERING      PERCENTAGE OF    SHARES BEING
             NAME OF SELLING STOCKHOLDER                 (1)(2)(3)      OWNERSHIP(4)       OFFERED
             ---------------------------                ------------    -------------    ------------
Donald Nash, Al Davis and First Republic Bank,
  Trustees, The Ferris Trust f/b/o Michael A.
  Ferris..............................................     12,872              *            12,872
Donald Nash, Al Davis and First Republic Bank,
  Trustees, The Ferris Trust f/b/o Nicole Y. Ferris...     12,872              *            12,872
Donald Nash, Al Davis and First Republic Bank,
  Trustees, The Ferris Trust f/b/o Danielle S.
  Ferris..............................................     12,872              *            12,872
Donald Nash, Al Davis and First Republic Bank,
  Trustees, The Ferris Trust f/b/o Eugene G. Ferris...     12,872              *            12,872
David R. Follett......................................    552,694              *           552,694
Ronald A. Follett.....................................     32,182              *            32,182
Robert R. Forsberg....................................    103,728              *           103,728
Richard Forzani.......................................      1,207              *             1,207
Jacob Frank...........................................      5,363              *             5,363
Nitin D. Godiwala.....................................      9,238              *             9,238
Frances C. Grigsby....................................     43,226              *            43,226
James E. Greuner......................................        643              *               643
Maria C. Gutierrez....................................     57,287              *            57,287
Hambrecht & Quist Employee Venture Fund, LP II........     14,671              *            14,671
H&Q GigaNet Investors, L.P............................    580,087              *           580,087
Robert G. Hamilton....................................        150              *               150
Susan L. Hodder.......................................        791              *               791
Thomas R. Hotchkiss...................................     10,869              *            10,869
InnoCal, L.P..........................................    675,745              *           675,745
Intel Corporation.....................................    657,733              *           657,733
Itochu Corporation....................................     75,730              *            75,730
Itochu Techno-Science Corporation.....................    141,195              *           141,195
Michael Jackson.......................................      1,694              *             1,694
Karin A. Johnson......................................        450              *               450
Theodore Johnson......................................     25,745              *            25,745
Sharon M. Kimball.....................................         64              *                64
Richard A. Konash.....................................      1,716              *             1,716
Michael Kramer........................................      3,905              *             3,905
David Lifka and Torri Bennington......................      1,609              *             1,609
Robert G. Lisenbee, Jr................................      2,252              *             2,252
Bruce G. MacAloney....................................      7,509              *             7,509
Mariposa Invest Holding AG............................    892,141            1.1%          892,141
Eileen Martin.........................................        429              *               429
James P. Martel.......................................         85              *                85
ML IBK Positions, Inc.................................    156,181              *           156,181
Merrill Lynch KECALP L.P. 1999........................    702,814              *           702,814
KECALP Inc., as nominee for Merrill Lynch KECALP
  International L.P. 1999.............................     78,090              *            78,090
NTT Leasing Capital (U.S.A.), Inc.....................     62,473              *            62,473
Terry Orfanos.........................................        137              *               137
Peter F. Palmer.......................................    319,633              *           319,633
Richard F. Prohaska...................................     46,513              *            46,513
Jason M. Rachwal......................................        494              *               494
Bruce I. Sachs........................................     17,163              *            17,163

                                                           SHARES
                                                        BENEFICIALLY
                                                        OWNED BEFORE
                                                          OFFERING      PERCENTAGE OF    SHARES BEING
             NAME OF SELLING STOCKHOLDER                 (1)(2)(3)      OWNERSHIP(4)       OFFERED
             ---------------------------                ------------    -------------    ------------
Mark A. Shelley.......................................      5,237              *             5,237
The Sill Family Partnership...........................      8,201              *             8,201
Charles E. and Julia W. Simmons.......................     12,872              *            12,872
Eric Snider...........................................        396              *               396
Ilia Sokolinski.......................................      1,068              *             1,068
Gareth Taube..........................................     39,037              *            39,037
Telesystem Software Ventures, L.P.....................    312,363              *           312,363
James E. Tesiero......................................        171              *               171
George L. Tijerina....................................     11,800              *            11,800
Leonard A. Vairo......................................      8,251              *             8,251
Peter J. Vasile.......................................         85              *                85
W.R. Hambrecht/GigaNet, LLC...........................    312,363              *           312,363
White Oak, LLC........................................     17,163              *            17,163
Richard A. Wiley......................................     17,163              *            17,163
James Williams........................................     59,471              *            59,471
Wyle Electronics......................................     10,526              *            10,526
David Yeger...........................................      3,218              *             3,218


-------------------------
(1) Information set forth in the table regarding shares owned by selling stockholders is provided to the best of our knowledge based on information available to us through our stock records. To the best of our knowledge, each selling stockholder has sole voting and investment power with respect to all shares of our common stock shown as beneficially owned by them, subject to community property laws, where applicable.

(2) Assumes that each selling stockholder does not acquire any additional shares of our common stock before completion of this offering. Includes shares deposited in escrow to secure the indemnification obligations of the selling stockholders under the terms of the merger agreement by which we acquired Giganet, Inc. An aggregate of 800,000 shares (approximately 11.8% of the shares of our common stock issued to each selling stockholder in connection with the merger) were deposited in escrow on a pro rata basis in accordance with the relative ownership percentages of the selling stockholders. To the extent that any of the shares held in escrow are returned to us in satisfaction of the indemnification obligations, the total number of shares beneficially owned by these selling stockholders would be reduced according to their respective pro rata interests in the shares held in escrow that are returned.


(3) The number of shares beneficially owned does not include shares of common stock issuable upon exercise of options to purchase our shares of common stock that were assumed by us in connection with the acquisition of Giganet, Inc. or issuable upon exercise of options granted to selling stockholders who are continuing as employees, officers, directors, advisors or consultants subsequent to the closing of the acquisition of Giganet, Inc.



(4) Percentages are based on 81,698,363 shares of common stock outstanding on May 10, 2001 (after giving effect to the acquisition of Giganet, Inc.). Ownership of less than 1% of our outstanding common stock is indicated by an asterisk.

                              PLAN OF DISTRIBUTION

     We are registering 6,879,691 shares on behalf of the selling stockholders. "Selling stockholders" as used in this prospectus, includes donees, pledges, transferees or other successors-in-interest selling shares received from a named selling stockholder as a gift, partnership distribution or other non-sale-related transfer after the date of this prospectus. The selling stockholders may offer their shares of our common stock at various times in one or more of the following types of transactions:

     - in the over-the counter market;

     - in private transactions other than in the over-the-counter market;

     - in connection with short sales of our shares;

     - by pledge to secure debts and other obligations;

     - in connection with the writing of non-traded and exchange-traded call options, in hedge transactions or in settlement of other transactions in standardized or over-the-counter options; or

     - in a combination of any of the above transactions.

     The selling stockholders may sell their shares at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices or at fixed prices.

     To the extent required, this prospectus may be amended or supplemented from time to time to describe a specific plan of distribution. In effecting sales, broker-dealers engaged by the selling stockholders may arrange for other broker-dealers to participate in the resale.

     The selling stockholders may use broker-dealers to sell their shares. Sales through brokers or dealers may involve one or more of the following:

     - block trades in which the broker or dealer so engaged will attempt to sell the selling stockholder's shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

     - purchases by a broker or dealer as principal and resale by such broker or dealer for its own account pursuant to this prospectus; or

     - ordinary brokerage transactions and transactions in which the broker solicits purchasers.

If a broker or dealer is engaged by a selling stockholder, such broker or dealer may either receive discounts or commission from the selling stockholders, or they will receive commissions from purchasers of shares for whom they acted as agents. Affiliates of one or more of the selling stockholders may act as principals or agents in connection with the offer or sale of shares by selling stockholders. Any broker-dealer that acts in connection with the sale of shares might be deemed to be an "underwriter" within the meaning of Section 2(11) of the Securities Act of 1933, and any commissions received by such broker-dealers and any profit on the resale of the shares sold while acting as a principal might be deemed to be an underwriting discount or commission under the Securities Act.

     The selling stockholders may enter into hedging transactions with broker-dealers in connection with distributions of our common stock or otherwise. In such transactions, broker-dealers may engage in short sales of the shares in the course of hedging the positions they assume with selling stockholders. The selling stockholders also may sell shares short and redeliver our common stock to close out such short positions. The selling stockholders may enter into option or other transactions with broker-dealers which require the delivery to the broker-dealer of our common stock. The broker-dealer may then resell or otherwise transfer such shares pursuant to this prospectus. The selling stockholders may also loan or pledge the shares to a broker-dealer. The broker-dealer may sell our common stock so loaned or upon a default, the broker-dealer may sell the pledged shares pursuant to this prospectus.

     Selling stockholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act of 1933, as amended, provided that they meet the criteria and conform to the requirements of that Rule.

     The selling stockholders have not, to our knowledge, entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their shares. There is no underwriter or coordinating broker acting in connection with the proposed sale of shares by the selling stockholders.

     Under applicable rules and regulations under the Securities Exchange Act of 1934, any person engaged in the distribution of our common stock may not simultaneously engage in market making activities with respect to our common stock for a period of two business days prior to the commencement of such distribution. In addition, each selling stockholder will be subject to applicable provisions of the Securities Exchange Act of 1934 and the associated rules and regulations under such act, including Regulation M, which provisions may limit the timing of purchases and sales of shares of our common stock by the selling stockholders. We will make copies of this prospectus available to the selling stockholders and have informed them of the need for delivery of copies of this prospectus to purchasers at or prior to the time of any sale of our common stock.

     We will bear all costs, expenses and fees in connection with the registration of our common stock. The selling stockholders will bear all commissions and discounts, if any, attributable to the sales of the shares. The selling stockholders may agree to indemnify any broker-dealer or agent that participates in transactions involving sales of the shares against certain liabilities, including liabilities arising under the Securities Act of 1933, as amended.


     Pursuant to the terms of the merger agreement by which we acquired Giganet, Inc., each of the selling stockholders who were employees of Giganet immediately prior to the merger has agreed not to directly or indirectly sell, offer to sell, contract to sell, grant an option to purchase, pledge, assign or make any other disposition or transfer (other than gifts to donees who agree in writing to be similarly bound), any shares of our common stock except as follows:


     - One-third of each such selling stockholders shares may be sold, assigned or transferred at any time;

     - One-third of each such selling stockholders shares may be sold, assigned or transferred commencing December 1, 2001 (9 months following completion of the merger); and

     - The remainder of each such selling stockholders shares may be sold, assigned or transferred commencing June 1, 2002 (15 months following completion of the merger).

     In addition, each of the selling stockholders who were not employees of Giganet immediately prior to the merger has agreed not to directly or indirectly sell, offer to sell, contract to sell, grant an option to purchase, pledge, assign or make any other disposition or transfer (other than gifts to donees who agree in writing to be similarly bound), any shares of our common stock except as follows:

     - One-half of each such selling stockholders shares may be sold, assigned or transferred commencing May 31, 2001 (90 days following completion of the merger); and

     - The remainder of each such selling stockholders shares may be sold, assigned or transferred commencing August 29, 2001 (180 days following completion of the merger).


     Pursuant to the terms of the merger agreement, Peter F. Palmer and Cornelius Ferris are subject to the non-employee lock-up restrictions as is James Williams with respect to shares of our common stock received by him upon exchange of Giganet, Inc. preferred stock.


     Although we have no plans or arrangements to do so, we may elect to release some or all of the selling stockholders prior to expiration of the time periods described above. Any such decision will be based on a variety of factors including the market for our common stock and the particular needs of the selling stockholders for liquidity.

                                USE OF PROCEEDS

     All net proceeds from the sale of the shares of our common stock by selling stockholders will go to the stockholders who offer and sell them. We will not receive any of the proceeds from this offering.

                                  LEGAL MATTER

     The validity of the shares offered by this prospectus will be passed upon for us by Jeffer, Mangels, Butler & Marmaro LLP, Los Angeles, California.

                                    EXPERTS

     The consolidated financial statements and schedule of Emulex Corporation and subsidiaries as of July 2, 2000 and June 27, 1999, and for each of the years in the three-year period ended July 2, 2000, have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following statement sets forth the estimated amounts of expenses to be borne by us in connection with the offering described in this Registration
Statement:

Securities and Exchange Commission Registration Fee.........  $39,130
Legal Fees and Expenses.....................................   20,000
Accounting fees and expenses................................    5,000
Miscellaneous expenses......................................   10,870
                                                              -------
  Total.....................................................  $75,000
                                                              =======

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     As permitted by Section 145 of the Delaware General Corporation Law ("Section 145"), the Registrant's Certificate of Incorporation provides that the directors will not be liable to the Registrant or to any Stockholder for monetary damages for breach of fiduciary duty as a director, to the full extent that such limitation or elimination of liability is permitted under Delaware law.

     Also as permitted by Section 145, the Registrant's Bylaws provide that the Registrant will indemnify its directors and officers to the full extent permitted under Delaware law. Pursuant to the Bylaws and Section 145, the Registrant will indemnify each director and officer against any liability incurred in connection with any action, suit, proceeding or investigation in which he may be involved by reason of serving in such capacity at the request of the Registrant.

     Each director and officer is also entitled to indemnification against costs and expenses (including attorneys' fees) incurred in defending or investigating any action, suit, proceeding or investigation in which he may be involved by reason of serving in such capacity at the request of the Registrant. The Bylaws and indemnity agreements entered into between the Registrant and each of its directors require the Registrant to advance funds to a director or officer for such costs and expenses (including attorneys' fees) upon receipt of an undertaking in writing by such director or officer to repay such amounts if it is ultimately determined that he or she is not entitled to be indemnified. Notwithstanding the foregoing, no advance shall be made by the Registrant if a determination is reasonably and promptly made by the Board by a majority vote of a quorum of disinterested directors, or (if such a quorum is not obtainable or, even if obtainable, a quorum of disinterested directors so directs) by independent legal counsel, that based upon the facts known to the Board or counsel at the time such determination is made: (i) the director or officer acted in bad faith or deliberately breached his duty to the Registrant or its stockholders; and (ii) as a result of such actions by the director or officer, it is more likely than not that it will ultimately be determined that such director or officer is not entitled to indemnification.

     The indemnification and advancement of expenses provided by the Bylaws and any indemnity agreements are not exclusive of any other rights to which a director or officer seeking indemnification or advancement of expenses may be entitled under the Bylaws, indemnity agreements, any vote of stockholders or disinterested directors or otherwise. The indemnification and advancement of expenses provided by the Bylaws and the indemnity agreements continue as to a person who has ceased to be a director or officer and inure to the benefit of the heirs, executors and administrators of such a person.

     The Registrant has purchased a directors' and officers' liability insurance policy insuring directors and officers of the Registrant against any liability asserted against such person and incurred by such person in any such capacity, whether or not the Registrant would have the power to indemnify such person against such liability under the Bylaws or any indemnity agreement.

ITEM 16. EXHIBITS.

     The following exhibits are filed as part of this Registration Statement:


    EXHIBIT
    NUMBER                            DESCRIPTION
    -------                           -----------
      2.1     Agreement and Plan of Merger, as amended, relating to the
              acquisition of Giganet, Inc. by Emulex Corporation
              (incorporated by reference to Exhibit 2.1 and 2.2,
              respectively, to the Registrant's Current Reports on Form
              8-K filed on December 21, 2000 and March 14, 2001).
      4.1     Certificate of Incorporation (incorporated by reference to
              Exhibit 3.1 to Registration Statement on Form S-4 (File No.
              33-9995) filed November 6, 1986, as amended by post-
              effective amendment filed on June 15, 1989).
      4.2     Amendment to Certificate of Incorporation (incorporated by reference to Annex B to the Registrant's Proxy Statement
              dated January 24, 1994, filed January 24, 1994, for the
              Special Meeting of Stockholders held on February 24, 1994).
      4.3     Certificate of Amendment of Certificate of Incorporation of
              the Registrant, effective December 15, 1999 (incorporated by reference to Exhibit 3.3 to the Registrant's Annual Report on Form 10-K filed September 18, 2000).
      4.4     Amendment to Certificate of Incorporation (incorporated by reference to Appendix A to Exhibit 3.4 to the Registrant's
              Quarterly Report on Form 10Q filed on February 14, 2001).
      4.5     By-laws (incorporated by reference to Exhibit 4.2 to
              Registration Statement on Form S-8 (File No. 33-40959) filed
              June 3, 1991).
      5.1     Opinion of Jeffer, Mangels, Butler & Marmaro LLP as to
              legality of securities being registered.(1)
     23.1     Consent of KPMG LLP.
     23.2     Consent of Jeffer, Mangels, Butler & Marmaro LLP (reference is made to Exhibit 5.1).(1)
     24.1     Power of Attorney (contained on page II-2).(1)


---------------

(1)Filed previously.


ITEM 17. UNDERTAKINGS.

     The undersigned registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

          (4) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 15 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange

Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person in the successful defense of any action, suit or proceeding) is asserted by such officer, director or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether or not such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form S-3 and has duly caused this Amendment No. 1 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Costa Mesa, State of California, on the 18th day of May, 2001.


                                          EMULEX CORPORATION

                                          By:      /s/ PAUL F. FOLINO
                                            ------------------------------------
                                                      Paul F. Folino,
                                               President and Chief Executive
                                                           Officer


     Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the Registration Statement has been signed below by the following persons on behalf of the Registrant in the capacities and on the dates indicated.



                      SIGNATURE                                     TITLE                    DATE
                      ---------                                     -----                    ----
                 /s/ PAUL F. FOLINO                      President, Chief Executive     May 18, 2001
-----------------------------------------------------  Officer and Director (Principal
                   Paul F. Folino                            Executive Officer)

                          *                               Chairman of the Board and     May 18, 2001
-----------------------------------------------------             Director
                     Fred B. Cox

              /s/ MICHAEL J. ROCKENBACH                    Chief Financial Officer      May 18, 2001
-----------------------------------------------------   (Principal Financial Officer
                Michael J. Rockenbach                                and
                                                             Accounting Officer)

                          *                                       Director              May 18, 2001
-----------------------------------------------------
                  Michael P. Downey

                          *                                       Director              May 18, 2001
-----------------------------------------------------
                  Bruce C. Edwards

                          *                                       Director              May 18, 2001
-----------------------------------------------------
                   Robert H. Goon

                          *                                       Director              May 18, 2001
-----------------------------------------------------
                     Don M. Lyle



                   /s/ PAUL:FOLINO
-----------------------------------------------------
           Paul Folino as attorney-in-fact

                               INDEX TO EXHIBITS


EXHIBIT
NUMBER                             DESCRIPTION
-------                            -----------
   2.1     Agreement and Plan of Merger, as amended, relating to the
           acquisition of Giganet, Inc. by Emulex Corporation
           (incorporated by reference to Exhibit 2.1 and 2.2,
           respectively, to the Registrant's Current Reports on Form
           8-K filed on December 21, 2000 and March 14, 2001).
   4.1     Certificate of Incorporation (incorporated by reference to
           Exhibit 3.1 to Registration Statement on Form S-4 (File No.
           33-9995) filed November 6, 1986, as amended by
           post-effective amendment filed on June 15, 1989).
   4.2     Amendment to Certificate of Incorporation (incorporated by reference to Annex B to the Registrant's Proxy Statement
           dated January 24, 1994, filed January 24, 1994, for the
           Special Meeting of Stockholders held on February 24, 1994).
   4.3     Certificate of Amendment of Certificate of Incorporation of
           the Registrant, effective December 15, 1999 (incorporated by reference to Exhibit 3.3 to the Registrant's Annual Report on Form 10-K filed September 18, 2000).
   4.4     Amendment to Certificate of Incorporation (incorporated by reference to Appendix A to Exhibit 3.4 to the Registrant's
           Quarterly Report on Form 10Q filed on February 14, 2001).
   4.5     By-laws (incorporated by reference to Exhibit 4.2 to
           Registration Statement on Form S-8 (File No. 33-40959) filed
           June 3, 1991).
   5.1     Opinion of Jeffer, Mangels, Butler & Marmaro LLP as to
           legality of securities being registered.(1)
  23.1     Consent of KPMG LLP.
  23.2     Consent of Jeffer, Mangels, Butler & Marmaro LLP (reference is made to Exhibit 5.1).(1)
  24.1     Power of Attorney (contained on page II-2).(1)


---------------


(1)Filed previously.